

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 29, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Joseph L. von Rosenberg III
Chairman of the Board, Chief Executive Officer and President
Omega Protein Corporation
2105 City West Blvd., Suite 500
Houston, TX 77042

> **Re:** **Omega Protein Corporation**
> **Form 10-K filed March 12, 2008**
> **Schedule 14A filed April 11, 2008**
> **File No. 1-14003**

Dear Mr. von Rosenberg:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

<u>Equity Compensation Plan Information table</u>

1.   Confirm to us that you were not required by Item 201(d) of Regulation S-K to include the Equity Compensation Plan Information table, or revise to include the necessary tabular disclosure in the appropriate format. We note the disclosure in

footnote 2 to the Director Compensation table at page 20 of your definitive proxy statement, for example.

Schedule 14A filed April 11, 2008

Executive Compensation

Nonqualified Deferred Compensation Table

2.   Confirm to us that you were not required by Item 401(i) of Regulation S-K to include the Nonqualified Deferred Compensation table, or revise to include the necessary tabular disclosure in the appropriate format.

Director Compensation Table, page 20

3.   Footnote (2) to the Director Compensation Table appears to relate to stock option awards, but it does not correspond to the tabular entry that precedes it. Please revise or advise.

Compensation Disclosure and Analysis

4.   We note the following statements on page 23:

> The Committee approved amendments in 2007 to the employment agreements for the CEO, Chief Financial Officer and General Counsel, which provided that change of control payments would also be made in the event of a change of control without a termination of employment. These agreements were amended in order to comply with Section 409A of the federal tax code and the regulations promulgated thereunder.

Confirm that the changes were made because they were required for Section 409A compliance, or provide revised disclosure to discuss the actual reasons for the changes.

5.   We note your discussion on page 25 of two separate groups of comparator companies that you use for benchmarking purposes. The first group, which you use for benchmarking the pay of eight officer positions, is described as "comparably sized (based on revenues) specialty food manufacturing companies." The second group, which you use for benchmarking the pay of the CEO, CFO and General Counsel, is described as a "peer group" of companies consisting of "publicly-traded specialty food manufacturing companies." Please revise to identify the companies in each of these two groups and to explain why you use two different groups of comparator companies.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lam
    T. Levenberg
    N. Gholson